January 23, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549-1004


Re: Request for Withdrawal of Amendment
    ALLIED Group, Inc.
    Dividend Reinvestment and Stock Purchase Plan
    Post-Effective Amendment No. 3 to Form S-3
    Registration No. 033-48233

Dear Sir or Madam:

ALLIED Group, Inc. requests the withdrawal of Post-Effective Amendment No. 3 to Form S-3 (Registration No. 033-48233). The Amendment was filed on December 20, 1996 as a submission type - POS AM. The accession number of the filing is 000074624-96-000046.

Sincerely,

/s/ Cheryl M. Critelli

Cheryl M. Critelli
Associate Corporate Councel
(515) 280-4818